UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2020

COMMISSION FILE Number. 000-29338

CORREVIO PHARMA CORP.

(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor

Vancouver, British Columbia, V6J 4S7, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	Notice of Meeting
99.2	Management Information Circular dated April 7, 2020
99.3	Form of Proxy
99.4	Form of Proxy
99.5	Voting Instruction Form
99.6	Financial Statement Request Form
99.7	Letter of Transmittal
99.8	Abridgement Certificate

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 of this report on Form 6-K are incorporated by reference into the Company’s registration statement on Form F-10 (File No. 333-225852) and registration statements on Form S-8 (File No. 333-225015 and File No. 333-225014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORREVIO PHARMA CORP.
(Registrant)

Date: April 17, 2020	By:	/s/ Justin Renz
Name: Justin Renz
Title: President and Chief Financial Officer